UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A
                               (Amendment No. 1)

                    Under the Securities Exchange Act of 1934


                        EUROTRONICS HOLDINGS INCORPORATED
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, par value $0.0001
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   29879H 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)


       Paul Burke, P. O. Box 3088, Daytona Beach, FL 32118 (904) 258-0831
--------------------------------------------------------------------------------
 (Name, address and telephone number of person authorized to receive notices and communications)


                                  May 30, 1996
--------------------------------------------------------------------------------
         (Date of Event which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).



Check the following box if a fee is being paid with the statement ( ).

                                  SCHEDULE 13D
CUSIP No. 29879H 10 9                                         Page 2 of 10 Pages

--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Richard D. Surber
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF EITHER IS A MEMBER OF A GROUP         (A) (   )
                                                                       (B) ( X )
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS
                                                                        OO
--------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E). [ ]

--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                                       US
-------------------------------------------------------------------------------
                           7)  SOLE VOTING POWER              379,800
NUMBER OF
SHARES                     ----------------------------------------------------
BENEFICIALLY               8)  SHARED VOTING POWER            (1) 1,179,936
OWNED BY
EACH                       ----------------------------------------------------
REPORTING                  9)  SOLE DISPOSITIVE POWER         379,800
PERSON WITH
                           ----------------------------------------------------
                           10)  SHARED DISPOSITIVE POWER      1,179,936

                           ----------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                              39.6%
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES (  )
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                              39.6%

--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
                                                              IN
--------------------------------------------------------------------------------


(1)This total includes shares of Common Stock owned by A-Z Professional Consultants, Inc., Canton Financial Services Corporation, and CyberAmerica Corporation which are otherwise disclosed herein. These shares are attributed to Mr. Surber by virtue of his position as an officer and a director of these entities. Mr. Surber disclaims beneficial ownership of these 1,179,936 shares. See Item 2 for more information on this matter.

                                  SCHEDULE 13D

CUSIP No. 29879H 10 9                                         Page 3 of 10 Pages

--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
A-Z Professional Consultants ("A-Z")
--------------------------------------------------------------------------------

2)  CHECK THE APPROPRIATE BOX IF EITHER IS A MEMBER OF A GROUP         (A) (   )
                                                                       (B) ( X )
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS
                                                                       OO
--------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E). [ ]
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                                                              Utah
--------------------------------------------------------------------------------
                           7)  SOLE VOTING POWER              821,429
NUMBER OF
SHARES                     ----------------------------------------------------
BENEFICIALLY               8)  SHARED VOTING POWER             -0-
OWNED BY
EACH                       ----------------------------------------------------
REPORTING                  9)  SOLE DISPOSITIVE POWER         821,429
PERSON WITH
                           ----------------------------------------------------
                           10)  SHARED DISPOSITIVE POWER      -0-

--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                              20.8%
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES (  )
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                              20.8%
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
                                                               CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 29879H 10 9                                         Page 4 of 10 Pages

--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
CyberAmerica Corporation ("CYA")

--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF EITHER IS A MEMBER OF A GROUP         (A) (   )
                                                                       (B) ( X )
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS
                                                                       OO
--------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E). [ ]

--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                                     Nevada
--------------------------------------------------------------------------------
                           7)  SOLE VOTING POWER             50,000
NUMBER OF
SHARES                     -----------------------------------------------------
BENEFICIALLY               8)  SHARED VOTING POWER           (2)308,507
OWNED BY
EACH                       -----------------------------------------------------
REPORTING                  9)  SOLE DISPOSITIVE POWER        50,000
PERSON WITH
                           ----------------------------------------------------
                           10)  SHARED DISPOSITIVE POWER     308,507

--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                             9.0%
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES (  )
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                             9.0%

--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
                                                     CO
--------------------------------------------------------------------------------
(2) Includes 308,507 shares owned by CyberAmerica's subsidiary, Canton Financial Services Corporation otherwise disclosed herein.

                                  SCHEDULE 13D
CUSIP No. 29879H 10 9                                         Page 5 of 10 Pages

--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Canton Financial Services Corporation ("CFS")
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF EITHER IS A MEMBER OF A GROUP         (A) (   )
                                                                       (B) ( X )
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS
                                                                        OO
--------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E). [ ]

--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                                     Nevada
--------------------------------------------------------------------------------
                           7)  SOLE VOTING POWER              308,507
NUMBER OF
SHARES                     ----------------------------------------------------
BENEFICIALLY               8)  SHARED VOTING POWER             -0-
OWNED BY
EACH                       ----------------------------------------------------
REPORTING                  9)  SOLE DISPOSITIVE POWER         308,507
PERSON WITH
                           ----------------------------------------------------
                           10)  SHARED DISPOSITIVE POWER      -0-

--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                              7.8%
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES (  )
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                              7.8%

--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
                                                     CO
--------------------------------------------------------------------------------

Item 1.  Security and Issuer

This schedule relates to the common stock, par value $0.0001 per share, of Eurotronics Holdings Incorporated ("Common Stock"). Eurotronics Holdings Incorporated is a Utah corporation with principal executive offices at P.O. Box 3088, Daytona Beach, Florida 32118 (the "Issuer").

Item 2.  Identity and Background

(a) This statement is filed jointly by Richard D. Surber, an individual, A-Z Professional Consultants, Inc. ("A-Z"), a Utah corporation, CyberAmerica Corporation ("CYA"), a Nevada corporation, and Canton Financial Services Corporation ("CFS"), also a Nevada corporation. The first statement regarding the Common Stock of the Issuer was filed on July 10, 1995, and was filed jointly by A-Z Professional Consultants and Park Street Investments, Inc., a Utah corporation. Richard D. Surber is president, chief executive officer and a director of A-Z, CYA, and CFS. A-Z is a closely held corporation whose majority shareholder is Allen Wolfson. CYA is a publicly traded holding company and CFS is a wholly owned financial consulting subsidiary of CYA. Mr. Wolfson is deemed to be a control person of A-Z by virtue of his ownership of a majority of the outstanding shares of A-Z, and may be deemed to be a control person of CYA by virtue of A-Z's ownership of an option to purchase a quantity of shares in CYA sufficient to give A-Z a 26% ownership interest in the issued and outstanding shares of CYA. Mr. Surber is the nephew of Allen Wolfson. By virtue of his positions as an officer and director of both A-Z and CFS and his relation to Mr. Wolfson, Mr. Surber may be deemed to be the beneficial owner of the shares owned by A-Z , CYA, and CFS. Mr. Surber, however, disclaims beneficial ownership of all shares, except the 408,800 owned by him personally.

(b) The business address for Mr. Surber is 268 West 400 South Suite 300, Salt Lake City, Utah, 84101. This address is also the principal business address for A-Z, CYA and CFS.

(c) As stated in paragraph (a) of this Item, Mr. Surber is president and a director of CyberAmerica Corporation whose business address is at 268 West 400 South, Suite 300, Salt Lake City, Utah 84101. CyberAmerica markets undervalued real estate and provides financial consulting services to assorted business entities through its subsidiaries. Mr. Surber is also president and a director of A-Z Professional Consultants, Inc. and Canton Financial Services Corporation. A-Z is a business providing consulting services with principal offices at 268 West 400 South, Suite 300, Salt Lake City, UT 84101. As a wholly owned subsidiary of CYA, CFS provides financial consulting services to assorted business entities.

(d) Neither Mr. Surber, A-Z, CYA, CFS nor any related entities have been convicted in a criminal proceeding during the last five years.

(e) During the last five years, neither Mr. Surber, A-Z, CYA nor CFS has been a party to a civil proceeding that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. However, in 1986 Allen Wolfson (See Item (a).) was convicted of violating 18 U.S.C.ss.371; 18 U.S.C.ss.ss.1002 and 1002; and 18 U.S.C.ss.ss.1014
          and 1002 in the U.S. District Court for the Middle District of Florida, Tampa Division (the "Florida Court"). Mr. Wolfson was on probation for these offenses until May 1995. In February 1995, a complaint was filed with the Florida Court alleging that Mr. Wolfson had violated the terms of the probation. The Florida Court changed the jurisdiction of the matter to the U.S. District Court for the District of Utah, Central Division (the "Utah Court"). The Utah Court heard the matter in August 1995 and on October 20, 1995, Senior U.S. District Court Judge Bruce S. Jenkins ruled that a violation of the original terms of the probation had occurred. This finding effectively revoked Mr. Wolfson's probation. On January 25, 1996, a sentencing hearing was held before the Utah Court. At this hearing, the Utah Court imposed a three year prison sentence, suspended pursuant to additional terms of probation. On April 11, 1996, the Utah Court Judge signed a written order containing new probation terms that are effective for three years. One of the terms of probation included in the order requires that Mr. Wolfson not engage directly in any transaction, including the purchase or sale of stock, in connection with stock promotion or any stock offering. Mr. Wolfson filed an objection seeking clarification of the probation terms but the Court has not responded to this objection.

(f) Richard D. Surber is a citizen of the United States. A-Z Professional Consultants, Inc. is a Utah corporation while CyberAmerica Corporation and Canton Financial Services Corporation are both Nevada corporations.

Item 3.  Source and Amount of Funds or Other Consideration

Mr. Surber received the 379,800 shares contemplated herein as compensation for services rendered during his term as an officer of the Issuer. Mr. Surber resigned as an officer on December 20, 1995. He has been a 5% owner since at least the end of May 30, 1996. All transactions regarding Mr. Surber and the Common Stock of the Issuer are as follows:

          On July 25, 1995 Mr. Surber was issued 92,800 shares of the Issuer's Common Stock. These shares were issued as compensation for services rendered by Mr. Surber on behalf of the Issuer.

          On December 20, 1995, Mr. Surber received an additional 333,000 shares of the Issuer's common stock as compensation for services rendered as an officer. This issuance reflected an ownership interest greater than 5% or 425,800 shares of the issuer's common stock.

          In a subsequent transaction, Mr. Surber received 92,800 shares of the Issuer's Common Stock from A-Z Professional Consultants for services rendered as an officer of A-Z. Such additional issuance represented a total of 518,600 shares of the issued and outstanding Common Stock and also reflected an ownership interest greater than 5%.

          Subsequently, Mr. Surber transferred ownership of 100,000 shares of the Issuer's Common Stock to Mag and Associates, a private unaffiliated organization, in a private transaction as compensation for services rendered on behalf of Mr. Surber. Such transfer reflected a total of 418,600 shares of the Issuer's Common Stock held by Mr. Surber with such total representing an ownership interest still greater than 5%.

          On May 21, 1997, Mr. Surber became aware that during February 1997, the Issuer reduced the number of issued and outstanding shares of Common Stock making Mr. Surber the beneficial owner of more than 10% of the issued and outstanding shares. On that same date, Mr Surber disposed of 9,800 shares of the Issuer's Common Stock in an open market transaction. Such sale reflected an ownership interest of 10.4% or 408,800 shares of the Issuer's issued and outstanding Common Stock.

          Finally, on June 12, 1997, Mr. Surber disposed of an additional 29,000 shares of the Issuer's Common Stock in an open market transaction. Such sale reflected an ownership interest of 9.6% or 379,800 shares of the Issuer's issued and outstanding Common Stock.

A-Z received the 821,429 shares contemplated herein as compensation for valuable consulting services rendered on behalf of the Issuer.

CYA received the shares contemplated herein in a private transaction by which CYA received 50,000 shares of the Issuer's Common Stock in exchange for assigning the rights of a judgement to CEA Lab, a Kansas corporation.

CFS received the 308,507 shares contemplated herein as compensation for services rendered pursuant to the terms of a Consulting Agreement dated April 1, 1996, by which the Issuer received valuable consulting services.

Item 4.  Purpose of Transaction

Mr. Surber has acquired the shares issued herein for investment purposes and has no present plans or proposals to effect any of the transactions listed in Item 4 of Schedule 13D. Such shares were received as compensation for services provided by Mr. Surber as an officer of the Issuer from April 1995 until December 1995.

A-Z has acquired the shares issued herein for investment purposes and has no present plans or proposals to effect any of the transactions listed in Item 4 of
Schedule 13D. Such shares were received as compensation for consulting services performed by A-Z on behalf of the Issuer.

CYA has acquired the shares issued herein for investment purposes and has no present plans or proposals to effect any of the transactions listed in Item 4 of
Schedule 13D. Such shares were received in a private transaction with CEA Lab.

CFS has acquired the shares issued herein for investment purposes and has no present plans or proposals to effect any of the transactions listed in Item 4 of
Schedule 13D. Such shares were received pursuant to a Consulting Agreement between the Issuer and CFS dated April 1, 1996 by which the Issuer received valuable financial consulting services from CFS.

Item 5.  Interest in Securities of the Issuer

(a) The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by each person named in Item 2 may be found in rows 11 and 13 of the cover page.

(b) The powers of the reporting person identified in the preceding paragraph has relative to the shares discussed herein may be found in rows 7 through 10 of the cover page.

(c) There were no transactions in the class of securities reported on that were effected during the last sixty days aside from those discussed herein.

(d) No person aside from the reporting entities listed herein has the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no current contracts, arrangements, understandings, or relationships with respect to the securities of the issuer that will result in any issuance to the reporting individual or other corporations listed herein.

Item 7.  Material to Be Filed as Exhibits.

Exhibit A is attached hereto and contains an Agreement between the parties discussed herein to file Schedule 13D jointly.



                 [THIS SPACE HAS BEEN INTENTIONALLY LEFT BLANK]

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                Richard D. Surber


Date: July 3, 1997                             /s/ Richard D. Surber
                                              ----------------------
                                              Richard D. Surber, an Individual



                                              A-Z Professional Consultants, Inc.



Date: July 3, 1997                            /s/ Richard D. Surber
                                              ----------------------------
                                              Richard D. Surber, President



                                              CyberAmerica Corporation



Date: July 3, 1997                           /s/ Richard D. Surber
                                             -----------------------------
                                             Richard D. Surber, President




                                           Canton Financial Services Corporation



Date: July 3, 1997                          /s/ Richard D. Surber
                                           -------------------------------
                                           Richard D. Surber, President

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1061).

                                   [EXHIBIT A]

                                    AGREEMENT

         THIS AGREEMENT ("Agreement") is entered into by and between Richard D. Surber, a n individual, A-Z Professional Consultants, Inc., a Utah corporation ("A-Z"), CyberAmerica Corporation, a Nevada corporation ("CYA"), and Canton Financial Services Corporation, a Nevada corporation ("CFS"), on this 3rd day of July 1997.

                                     PREMISE

         WHEREAS,  Richard D.  Surber,  A-Z,  CYA and CFS are  required  to file
Schedule 13D as promulgated under the Securities Act of 1933 ("Schedule 13D") due to their beneficial ownership of common stock of Eurotronics Holdings Incorporated, a Utah corporation ("EHI");

                                    AGREEMENT

         NOW THEREFORE, based on the foregoing premises, which are incorporated herein by this reference, and for and in consideration of the mutual covenants and agreements contained herein, and in reliance on the representations and warranties set forth in this agreement, the benefits to be derived herein and for other valuable consideration, the sufficiency of which is hereby expressly acknowledged, the Parties agree as follows:

         1. Richard D. Surber, A-Z, CYA and CFS acknowledge that each other is required to file with the Securities and Exchange Commission a Schedule 13D as a result of their beneficial ownership of common stock in EHI and, in the interest of consolidation and efficiency, desire to file a single statement pursuant to Rule 13d-1(f) of the Securities Exchange Act of 1934.

         2. Richard D. Surber,  A-Z, CYA and CFS hereby consent to have a single
         Schedule 13D filed pursuant to Rule 13D-1(f) as fulfillment of the individual obligation of Richard D. Surber; the individual obligation of A-Z; the individual obligation of CYA; and the individual obligation of CFS to file such schedule in a joint manner.

     IN WITNESS WHEREOF, the signatures of the parties hereto evidence their mutual assent and acceptance of the Agreement as of the date first set forth above.

Richard D. Surber                          A-Z Professional Consultants, Inc.



/s/ Richard D. Surber                      /s/ Richard D. Surber
-------------------------                 ----------------------
Richard D. Surber, an Individual           Richard D. Surber, President


CyberAmerica Corporation                   Canton Financial Services Corporation



/s/ Richard D. Surber                       /s/ Richard D. Surber
-----------------------                    ----------------------
Richard D. Surber, President               Richard D. Surber, President